

July 20, 2016

<u>Via E-mail</u>
Ms. Peggy Yu Yu
Executive Chairwoman
E-Commerce China Dangdang Inc.
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

> **Re: E-Commerce China Dangdang Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed July 18, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu,**
> **Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger**
> **Company Limited, Dangdang Corporation, Kewen Holding Co. Limited,**
> **Science & Culture International Limited, First Profit Management Limited,**
> **Danqian Yao, Lijun Chen and Min Kan**
> **File No. 005-85824**

Dear Ms. Yu Yu:

We have reviewed your filing and have the following comment.

<u>Opinion of the Special Committee's Financial Advisor, page 49</u>

1. We note your response to prior comment 1, concerning disclosure stating that the financial advisor's liability to shareholders is limited. Please include the third paragraph of your response as disclosure, together with a statement that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing law, or the rights and responsibilities of the board of directors or the financial advisor under the federal securities laws.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Stephanie Tang, Esq.
       Shearman & Sterling LLP